UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 1, 2017

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1st Floor
1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  [   ]  No  [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  [   ]  No  [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]  No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Item 1.  Issuance of Press Release

On September 1, 2017, Forward Pharma A/S (the “Company”) announced the final approval by its board of directors of the plans to return a total of EUR 917.7 million to its shareholders through a capital reduction (the “Capital Reduction”).

On September 1, 2017, following this approval, the Company effected the Capital Reduction with a distribution of proceeds to holders of ordinary shares. The record date for holders of American Depositary Shares (“ADS”) to receive a ratable portion of the Capital Reduction will be September 7, 2017 and the payment date is expected to be September 11, 2017. All proceeds payable on the ADSs will be paid in U.S. Dollars (based on the prevailing exchange rate on or around September 1, 2017) and will be paid through Bank of New York Mellon. The ADSs are expected to begin trading “ex-dividend” on September 12, 2017, at which time the American Depositary Receipt ratio will change to 1 ADS to 2 ordinary shares (giving effect to the Capital Reduction).

The Company has filed as an exhibit to this Form 6-K a press release dated September 1, 2017, announcing the approval of the capital reduction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forward Pharma A/S

Date: September 1, 2017	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer

EXHIBIT INDEX

99.1	Press Release dated September 1, 2017